                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 29, 2001


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2001


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                    Inquiries concerning this Form U-9C-3 may
                             be directed to either:


                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899


                                       or


                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3884

                                    Conectiv
                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2001


                                Table of Contents

                                                                                                   Page
Item 1. Organization Chart                                                                           1

Item 2. Issuance and Renewals of Securities and Capital Contributions                                1

Item 3. Associated Transactions                                                                      2

Item 4. Summary of Aggregate Investment                                                              3

Item 5. Other Investments                                                                            4

Item 6. Financial Statements and Exhibits                                                            4

SIGNATURE                                                                                            5

EXHIBIT B-2                                                                                          6

Item 1. - ORGANIZATION CHART


----------------------------------------------------------------------- -----------------------------------------
                      Name of Reporting Company                              Energy or Gas Related Company
----------------------------------------------------------------------- -----------------------------------------
Conectiv
----------------------------------------------------------------------- -----------------------------------------
   Conectiv Energy Holding Company                                                   Energy related
----------------------------------------------------------------------- -----------------------------------------
      Conectiv Energy Supply, Inc.                                                   Energy related
----------------------------------------------------------------------- -----------------------------------------
         Conectiv Operating Services Company                                         Energy related
----------------------------------------------------------------------- -----------------------------------------
   Atlantic Generation, Inc.                                                         Energy related
----------------------------------------------------------------------- -----------------------------------------
      Vineland Limited, Inc.                                                         Energy related
----------------------------------------------------------------------- -----------------------------------------
         Vineland Cogen. Limited Partnership                                         Energy related
----------------------------------------------------------------------- -----------------------------------------
      Vineland General, Inc.                                                         Energy related
----------------------------------------------------------------------- -----------------------------------------
      Pedrick Gen, Inc.                                                              Energy related
----------------------------------------------------------------------- -----------------------------------------
      Binghamton Limited, Inc.                                                       Energy related
----------------------------------------------------------------------- -----------------------------------------
      Binghamton General, Inc.                                                       Energy related
----------------------------------------------------------------------- -----------------------------------------
      Energy Investors Fund III, L.P.                                                Energy related
----------------------------------------------------------------------- -----------------------------------------
   Conectiv Solutions LLC
----------------------------------------------------------------------- -----------------------------------------
      Conectiv Services, Inc.
----------------------------------------------------------------------- -----------------------------------------
         Conectiv Thermal Systems, Inc.                                              Energy related
----------------------------------------------------------------------- -----------------------------------------
            ATS Operating Services, Inc.                                             Energy related
----------------------------------------------------------------------- -----------------------------------------
            Atlantic Jersey Thermal Systems, Inc                                     Energy related
----------------------------------------------------------------------- -----------------------------------------
            Thermal Energy L.P. I                                                    Energy related
----------------------------------------------------------------------- -----------------------------------------
      ATE Investment, Inc.
----------------------------------------------------------------------- -----------------------------------------
         King Street Assurance Ltd.
----------------------------------------------------------------------- -----------------------------------------
            Enetech Capital Partners, LP                                             Energy related
----------------------------------------------------------------------- -----------------------------------------
            Enertech Capital Partners II, LP                                         Energy related
----------------------------------------------------------------------- -----------------------------------------
   Conectiv Properties and Investments, Inc.
----------------------------------------------------------------------- -----------------------------------------
      DCTC-Burney, Inc.                                                              Energy related
----------------------------------------------------------------------- -----------------------------------------
         Forest Products, L.P.                                                       Energy related
----------------------------------------------------------------------- -----------------------------------------
         Burney Forest Products, A Joint Venture                                     Energy related
----------------------------------------------------------------------- -----------------------------------------
      UAH-Hydro Kennebec, L.P.                                                       Energy related
----------------------------------------------------------------------- -----------------------------------------
      Luz Solar Partners, Ltd., L.P.                                                 Energy related
----------------------------------------------------------------------- -----------------------------------------
   Tech Leaders II, L.P.                                                             Energy related
----------------------------------------------------------------------- -----------------------------------------
   SciQuest                                                                          Energy related
----------------------------------------------------------------------- -----------------------------------------
   Enerval, L.L.C.                                                                   Energy related
----------------------------------------------------------------------- -----------------------------------------


Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS CAPITAL CONTRIBUTIONS:

      Company Contributing Capital              Company Receiving Capital           Amount of Capital Contribution
      ----------------------------              -------------------------           ------------------------------
King Street Assurance Ltd.                    Enertech Capital Partners, LP                       *

* Confidential Treatment Requested

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

---------------------------- -------------------------- ------------------------- ----------------- ------------------

     Reporting Company           Associate Company         Types of Services        Direct Costs      Total amount
    Rendering Services          Receiving Services              Rendered              Charged            Billed
    ------------------          ------------------              --------              -------            ------
---------------------------- -------------------------- ------------------------- ----------------- ------------------
---------------------------- -------------------------- ------------------------- ----------------- ------------------
Conectiv Operating           ATS Operating Services,    Operating and                    *                  *
Services Company             Inc.                       Maintenance Services
---------------------------- -------------------------- ------------------------- ----------------- ------------------

* Confidential Treatment Requested


Part II - Transactions performed by associate companies on behalf of reporting companies.

----------------------------------------------------------------------------------------------------------------------
     Associate Company          Reporting Company        Types of Services           Direct Costs       Total Amount
    Rendering Services          Receiving Services           Rendered                  Charged            Billed
    ------------------          ------------------           --------                  -------            ------
        `
Conectiv Resource            Conectiv Operating        Financial, Legal,                  *                 *
Partners, Inc.               Services Company          Administrative and
                                                       Information Services

Conectiv Resource            Conectiv Energy           Financial, Legal,                  *                 *
Partners, Inc.               Supply, Inc.              Administrative and
                                                       Information Services

Conectiv Resource            Conectiv Thermal          Financial, Legal,                  *                 *
Partners, Inc.               Systems, Inc.             Administrative and
                                                       Information Services

Conectiv Resource            Atlantic Generation,      Financial, Legal,                  *                 *
Partners, Inc.               Inc..                     Administrative and
                                                       Information Services

Conectiv Resource                                      Financial, Legal,                  *                 *
Partners, Inc.               DCTC Burney, Inc          Administrative and
                                                       Information Services

* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):


Total consolidated capitalization as of March 31, 2001                               $4,626,907   Line 1

Total capitalization multiplied by 15%
          (Line 1 multiplied by 0.15)                                                  $694,036   Line 2
Greater of $50 million or line 2                                                       $694,036   Line 3
                                                                                       -------

                                                                            -----------------------
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)                             *
Energy-related business Category - Rule 58(b)(1)(v)   (2)                             *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)                             *
Energy-related business Category - Rule 58(b)(1)(vii) (4)                             *
                                                                            -----------------------
Total current aggregate investment                                                    *                  Line 4
                                                                            -----------------------
Difference between the greater of $50 million or 15% of                               *                  Line 5
Capitalization and the total aggregate investment of the
Registered holding company system   (line 3 less line 4)
                                                                            -----------------------

* Confidential Treatment Requested

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.
(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.
(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.
(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.


Investments in gas-related companies:
NONE

Item 5. - OTHER INVESTMENTS

Major Line of Energy-Related     Other Investment in Last     Other Investment in this     Reason for Difference in
           Business                    U-9C-3 Report                U-9C-3 Report              Other Investment
           --------                    -------------                -------------              ----------------
             NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.     Financial Statements:

       Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended June 30, 2001.)


B.     Exhibits:


       Exhibit B-2.      Certificate of Conectiv.

                                    SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                   Conectiv


                                                   By:/s/Philip S. Reese
                                                      ------------------
                                                   Philip S. Reese
                                                   Vice President and Treasurer




August 29, 2001


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